                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. 2)(1)

                          Command Security Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    20050L100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 Neil French                       With copies to:
          Reliance Security Group plc               Howard S. Jacobs
                Boundary House                       Wayne A. Wald
             Cricket Field Road              Katten Muchin Zavis Rosenman
          Uxbridge, Middlesex UB81QG               575 Madison Avenue
             011-44-189-520-5036               New York, New York 10022
                                                    (212) 940-8800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)
                                  June 25, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

-----------------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

[CUSIP NO. 20050L100]                                       [Page 2 of 4 Pages]

---------------- ---------------------------------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
                 Reliance Security Group plc
---------------- ---------------------------------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  |_|

                                                                                                              (b)  |_|
---------------- ---------------------------------------------------------------------------------------------------------
    3            SEC USE ONLY
---------------- ---------------------------------------------------------------------------------------------------------
    4            SOURCE OF FUNDS*
                 N/A
---------------- ---------------------------------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
                 or 2(e)                                                                                          |_|

---------------- ---------------------------------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                 England

---------------- ---------------------------------------------------------------------------------------------------------
NUMBER OF                  7     SOLE VOTING POWER
                                 5,297,966*
SHARES
                        -------- -----------------------------------------------------------------------------------------
BENEFICIALLY               8     SHARED VOTING POWER

OWNED BY
                        -------- -----------------------------------------------------------------------------------------
EACH                       9     SOLE DISPOSITIVE POWER
                                 5,297,966*
REPORTING                        0
                        -------- -----------------------------------------------------------------------------------------
PERSON                     10    SHARED DISPOSITIVE POWER
                                 0
WITH
---------------- ---------------------------------------------------------------------------------------------------------
   11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 5,297,966 *
---------------- ---------------------------------------------------------------------------------------------------------
   12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          |_|

---------------- ---------------------------------------------------------------------------------------------------------
   13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 53.1% *
---------------- ---------------------------------------------------------------------------------------------------------
   14            TYPE OF REPORTING PERSON*

                 CO
---------------- ---------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        *This number and the percentage ownership include 2,448,092 shares of Common Stock issuable upon exercise of Warrants and 1,232,535 Shares of Common Stock issuable upon conversion of 12,325.35 shares of the Company's Series A Preferred Stock

                  This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed on November 12, 2000, as amended by Amendment No. 1 filed on September 13, 2001 (the "Original Schedule 13D") on behalf of Reliance Security Group plc ("Reliance"), with respect to the common stock, par value $0.0001 per share of Command Security Corporation, a New York corporation. Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Original
        Schedule 13D.


        ITEM 1:            SECURITY AND ISSUER.

                  This Statement relates to the Common Stock, par value $0.0001 (the "Common Stock"), of Command Security Corporation, a New York corporation (the "Company"), Route 55, Lexington Park, Lagrangeville, New York.

        ITEM 3:            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not Applicable. This Amendment reflects the transfer and delivery to Reliance of 250,000 shares of Common Stock by William Vassell ("Vassell"), the Chairman of the Board, President and Chief Executive Officer of the Company, pursuant to and in accordance with an Escrow Agreement, dated September 12, 2000 (the "Escrow Agreement"), between Reliance, Vassell and Proskauer Rose LLP, as escrow agent. The Escrow Agreement was entered into in connection with the transactions contemplated by the Stock Purchase Agreement and the Shareholder's Agreement included as Exhibits (a) and (b), respectively, to the Original Schedule 13D. In addition, this Amendment reflects the expiration, on September 31, 2001, of a warrant to purchase 150,000 shares of Common Stock previously held by Reliance.

        ITEM 5:            INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Schedule 13D is hereby amended and replaced in its entirety with the following:

                  (a) Reliance has sole voting and dispositive power over 5,297,966 shares of Common Stock, representing approximately 53.1% of the total shares of Common Stock issued and outstanding. This number and the percentage ownership include:

                         1) 150,000 shares of Common Stock issuable upon
                  exercise of a currently exercisable warrant. This warrant has an exercise price of $1.03125 per share and expires on November 11, 2004;

                         2) 1,232,535 Shares of Common Stock issuable upon
                  conversion of 12,325.35 currently convertible shares of the Company's Series A Preferred Stock;

                         3) 2,298,092 shares of Common Stock issuable upon
                  exercise of a warrant exercisable on or after November 13, 2001. This warrant has an exercise price of $1.25 per share and expires on November 12, 2005; and

                         4) 1,617,339 shares of Common Stock.

                  (b) See Item 5 (a)

                  (c) On June 25, 2003, Reliance acquired 250,000 shares of Common Stock, which Common Stock was released from escrow and assigned and transferred by Vassell and delivered to Reliance pursuant to and in accordance with the Escrow Agreement entered into in connection with and in consideration of the transactions contemplated by the Stock Purchase Agreement and the Shareholder's Agreement.

                  (d) No person other than the persons filing this Report and the Shareholders is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned by them.

                  (e) Not applicable.


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 7, 2003                                RELIANCE SECURITY GROUP PLC


                                            By:    /s/ Jeremy Simon
                                                   -----------------------------
                                                   Name: Jeremy Simon
                                                   Title:  Group Legal Secretary